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PROSPECTUS SUPPLEMENT
(To Prospectus dated August 1, 1996 and Prospectus
Supplement dated September 5, 1996)







                                [AIRGAS LOGO]





                   3,458,065 Shares of Common Stock













     The date of this Prospectus Supplement is December 30, 1996.

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                         PLAN OF DISTRIBUTION

     The Airgas Common Stock may be sold time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Airgas Common Stock may be sold by one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Airgas Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in resales.

     In connection with distributions of the Airgas Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Airgas Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell Airgas Common Stock short and redeliver the Airgas Common Stock to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Airgas Common Stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The Selling Stockholder may also loan or pledge the Airgas Common Stock to a broker-dealer and the broker-dealer may sell the Airgas Common Stock so loaned, or upon a default, the broker-dealer may effect sales of the pledged Airgas Common Stock pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act. In connection with such sales, any commission, discount or concession may be deemed to be an underwriting discount or commission under the Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     All costs, expenses and fees in connection with the registration of the Airgas Common Stock will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the Airgas Common Stock will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Act. The Company and the Selling Stockholders have agreed to indemnify certain persons including broker-dealers or agents against certain liabilities in connection with the offering of the Airgas Common Stock, including liabilities arising under the Act.


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     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of December 23, 1996, and as adjusted to reflect the sale of the Shares by the Selling Stockholders discussed above, and replaces the information with respect to such Selling Stockholders set forth in the Prospectus Supplement dated September 5, 1996.


                   Number of Shares                         Number of Shares
Selling            Beneficially Owned      Shares Being    Beneficially Owned
Stockholders       Prior to the Offering   Offered         After the Offering
____________       _____________________   ____________    __________________

Barbra Wiener (1)         1,134,671        1,134,671         -0-

Barbra Wiener Family
 Limited Partnership        683,113          683,113         -0-

Phyllis Wiener (2)        1,138,521        1,138,521         -0-

Phyllis Wiener Family
 Limited Partnership        683,113          683,113         -0-


  (1) Barbra Wiener is the daughter of Louis J. Wiener. Except as described herein, includes shares held individually and by the Barbra Wiener Family Limited Partnership. Includes 200,000 shares borrowed from Phyllis Wiener and 300,000 shares borrowed from the Phyllis Wiener Family Limited Partnership, but excludes 200,000 shares loaned to Phyllis Wiener and 300,000 shares loaned by the Barbra Wiener Family Limited Partnership to the Phyllis Wiener Family Limited Partnership.

  (2) Phyllis Wiener is the daughter of Louis J. Wiener. Except as described herein, includes shares held individually and by the Phyllis Wiener Family Limited Partnership. Includes 200,000 shares borrowed from Barbra Weiner and 300,000 shares borrowed from the Barbra Wiener Family Limited Partnership, but excludes 200,000 shares loaned to Barbra Wiener and 300,000 shares loaned by the Phyllis Wiener Family Limited Partnership to the Barbra Wiener Family Limited Partnership.
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